Filed by Baltic Trading Limited
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Baltic Trading Limited
Commission File No.: 001-34648

Genco & Baltic Trading Master Talking Points

What We Announced

•	Genco and Baltic Trading announced that they have entered into a definitive agreement under which Genco will acquire Baltic Trading in a stock-for-stock transaction.

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Under the terms of the agreement, Baltic Trading will become an indirect wholly-owned subsidiary of Genco.  Baltic Trading shareholders will receive 0.216 shares of Genco common stock for each share of Baltic Trading common stock they own at closing, with fractional shares to be settled in cash.

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Upon consummation of the transaction, Genco shareholders are expected to own approximately 84.5% of the combined company and Baltic Trading shareholders (which will not include Genco or its subsidiaries) are expected to own approximately 15.5% of the combined company.

•	Shares of Baltic Trading’s Class B Stock (all of which are owned by a subsidiary of Genco) will be canceled in the merger.

•	The exchange ratio for Baltic Trading shareholders was established in arm’s length negotiations between the special committees and their financial advisors based upon relative net asset value.

•	Genco expects to have its stock listed on the NYSE upon consummation of the transaction.

•	We believe that this transaction will deliver value to the shareholders of both companies.

•	By combining Genco and Baltic Trading, we are creating an industry leader that we believe is well positioned for future growth and expansion, and we are excited about our future prospects.

•	Through this combination, we expect to benefit from having a larger platform and solid financial position for value creation.

•	The transaction will simplify our ownership structure, enhance the combined company’s scale and operations and reduce overhead.

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The combined company will be poised to capitalize on opportunities in the current market environment, and we believe the combined platform is well positioned for continued growth as a consolidator in our industry.

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Once the transaction is complete, Genco expects to further extend its leadership position in drybulk shipping and own a fleet of 70 drybulk vessels with an average age of 8.8 years and an aggregate carrying capacity of approximately 5,159,000 dwt, consisting of 13 Capesize, eight Panamax, 21 Supramax, four Ultramax, six Handymax and 18 Handysize vessels, after the expected delivery of the two Ultramax newbuildings previously contracted by Baltic Trading.

•	In addition to other customary closing conditions, the closing of the transaction is subject to:
o	The listing of Genco common stock on the NYSE;
o	The affirmative vote of the holders of a majority of the shares of Genco common stock present and voting at a meeting of Genco shareholders called to consider the transaction;

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The affirmative vote of the holders of a majority of the outstanding shares of Baltic Trading common stock and Class B stock, voting together as a single class, at a meeting of Baltic Trading shareholders called to consider the transaction; and

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The affirmative vote of the holders of a majority of the outstanding shares of Baltic Trading common stock and Class B stock (excluding shares held by Genco, its subsidiaries, and directors and officers of Baltic Trading who are also directors or officers of Genco) at such Baltic Trading shareholders’ meeting.

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Certain affiliates of Centerbridge Partners, L.P., as shareholders of Genco and/or Baltic Trading, as the case may be, have entered into a voting and support agreement, pursuant to which such shareholders have agreed to vote their shares in favor of the transaction.

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The Boards of Directors of both Genco and Baltic Trading established independent special committees to review the transaction and negotiate the terms on behalf of their respective companies.  Both special committees unanimously approved the transaction.

•	The Boards of Directors of both companies unanimously approved the transaction with Peter C. Georgiopoulos, as Chairman of the Board of each company, abstaining.

•	We believe the transaction will position our company for continued future growth and success.

•	We look forward to completing this transaction and building on our position as a leader in international drybulk shipping to create value for our investors and charter customers.

Revolving Credit Facility

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Genco also announced that certain of its wholly-owned subsidiaries have entered into a loan agreement providing for a new $60 million revolving credit facility with ABN AMRO Capital USA LLC and certain other lenders, with an uncommitted accordion feature that, if exercised, will upsize the facility up to $150 million.

Single-Purpose Entity Transactions

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In addition, Genco announced today that it has entered into an agreement to acquire the shares of two single-purpose entities that are wholly-owned by Baltic Trading, each of which owns one Capesize drybulk vessel.

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The aggregate acquisition price is $68.5 million, subject to reduction for approximately $41 million of outstanding first-mortgage debt of the single-purpose entities that is to be guaranteed by Genco. It is also subject to an adjustment for the difference between the single-purpose entities’ current assets and total liabilities as of the closing date.

•	Baltic Trading determined to sell these vessels to increase its liquidity position and strengthen its balance sheet, and it was advantageous to keep them in the Genco fleet.

•	Through these transactions, Genco is acquiring the vessels known as the Baltic Lion and the Baltic Tiger. The vessels will continue operating under their current time charters.

•	The acquisition of the vessel owning entities is subject to the completion of customary documentation and closing conditions. It is expected to close on April 8, 2015.

•	The independent special committees of both companies’ Boards of Directors reviewed and approved this transaction.

For Customers

•	Until the transaction closes, Genco and Baltic Trading will continue to operate as separate and independent companies. It is business as usual for all of us.

•	We plan to continue to provide our other charterers the same best-in-class international shipping services you expect from us.

•	We look forward to completing this transaction and building on our position as a leader in international drybulk shipping to create value for our charter customers.

•	If you have additional questions, please do not hesitate to reach out to us.

•	Thank you again for your continued support. We look forward to continuing our business relationship with you for many years to come.

For Employees

•	Until the transaction closes, Genco and Baltic Trading will continue to operate as separate and independent companies.

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For us, it’s business as usual.  We will continue to manage our fleet as we always do to continue providing our charterers with the best-in-class international shipping services that they expect from us.

•	Your hard work will continue to be vital to our success.

•	We look forward to completing this transaction and building on our position as a leader in international drybulk shipping to create value for our investors and charter customers.

•	Thank you for your dedication.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Genco and Baltic Trading, Genco will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Genco and Baltic Trading that also constitutes a prospectus of the Genco. The definitive joint proxy statement/prospectus will be delivered to shareholders of the Genco and Baltic Trading. INVESTORS AND SECURITY HOLDERS OF GENCO AND BALTIC TRADING ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by the Company and Baltic Trading through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Genco will be available free of charge on Genco’s internet website at www.gencoshipping.com.  Copies of the documents filed with the SEC by Baltic Trading will be available free of charge on Baltic Trading’s internet website at www.baltictrading.com

Participants in the Merger Solicitation
Genco, Baltic Trading, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Genco and Baltic Trading shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Genco and Baltic Trading and of the Company will be set forth in the joint proxy statement/prospectus or in an amendment to one or both companies' Annual Report on Form 10-K for the year ended December 31, 2014 when it is filed with the SEC.  These documents will be available free of charge from the sources indicated above.